May 21, 2009

Mr. Lyn Shenk

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Dear Mr. Shenk:

We are in receipt of your letter dated May 1, 2009. Our responses, set forth below, have been numbered to correspond to the numbering in your letter. As we are filing this response via EDGAR at your request, we have reproduced the comments for the convenience of the staff.

Form 10-K for the Year ended December 31, 2008

Management’s Discussion and Analysis, page 36

Operating Measures, page 39

1.	For Wynn Macau, please explain to us and disclose the reason that table games win percentage is calculated on differing basis for VIP casino and general casino. In connection with this, explain to us and disclose the relative significance of the difference in the resultant win percentage rates between the two methods. For example, the VIP Macau expected win percentage based on turnover is 2.7 to 3.0 whereas the expected win percentage for general casino based on drop is 18 to 20.

In Management’s Discussion and Analysis of Financial Condition and Results of Operations, we discuss certain operating measures that are specific to the gaming industry. This discussion includes a description that table games win (numerator) is recorded as a percentage of drop (denominator) in the Macau general casino and as a percentage of turnover (denominator) in the Macau VIP segment. We also provide definitions of such statistics.

There are two acceptable methods used to calculate win percentage in the casino industry. In the general casino, customers primarily purchase gaming chips from gaming tables. The cash and net markers used to purchase the gaming chips from gaming tables are deposited in the gaming table’s drop box. This is the base of measurement that we use in the general casino.

In our VIP casino, customers primarily purchase non-negotiable chips from the casino cage and there is no deposit into a gaming table drop box as with the general casino. Non-negotiable chips can only be used to make wagers. Winning wagers are paid in cash chips. However, the loss of the non-negotiable chips in the VIP casino is recorded as turnover and provides a base for measuring VIP casino win percentage. Because of this difference in chip purchase activity, the measurement base used in the general casino is not applicable to the VIP casino. It is customary in the Far East to measure high-limit casino play using this method.

The measurement method in the general casino effectively tracks the initial purchase of chips while the measurement method in the VIP casino effectively tracks the sum of all losing wagers. Accordingly, the base in the VIP casino is much larger than the general casino. As a result, the expected win percent with the same amount of gaming win is smaller in the VIP casino as opposed to the general casino.

We will expand our current disclosure to further explain this difference in future filings.

Financial Results for the Year Ended December 31, 2008 Compared to the Year Ended

December 31, 2007, page 39

Revenues, page 39

2.	Please explain to us and disclose the reason for the difference in the table games expected win percentage for general casino between the U.S. of 21% to 24% and Macau of 18% to 20%.

The difference between the expected win percentages for general casino activity in the U.S. versus Macau is primarily due to the difference in the mix of table games between the two casinos. Each table game has its own theoretical win percentage. The life to date win percentage for Wynn Las Vegas is 22.4% whereas the life to date win percentage for Wynn Macau is 19.0%.

We will expand our current disclosure to further explain this difference in future filings.

3.	Please explain to us and disclose the factors that caused the table games win percentage at Wynn Las Vegas, including Encore at Wynn Las Vegas, to decline to 15.3% in the fourth quarter of 2008 from 23.5% in the fourth quarter of 2007.

The decline in table games win percentage for the fourth quarter of 2008 compared to the fourth quarter of 2007 is primarily attributable to luck. In other words, we won fewer bets proportionately in the fourth quarter of 2008 compared to the fourth quarter of 2007. Over time, our casino games perform to their theoretical hold percentage, but we do experience short term variations in win.

Within the gaming industry, investors and analysts are familiar with the variation in win percentage between periods and they understand that such percentage is reflective of variations in casino revenue from period to period. We believe no further disclosures are required.

Departmental, Administrative and Other Expenses, page 41

4.	For 2008 compared to 2007, please explain to us and disclose why (i) operating costs and expenses of casino as a percent of the related gross revenue increased, (ii) the amount of expenses for rooms decreased when it appears that the total number of rooms for your locations increased, and (iii) the cost of food and beverage decreased when the related gross revenue increased.

As discussed in Management’s Discussion and Analysis within the “Financial Results for the Year Ended December 31, 2008 Compared to Year Ended December 31, 2007” section, casino expenses increased primarily related to increased casino revenue at Wynn Macau, including the 39 percent gross win tax on casino revenues. Our casino revenues at Wynn Macau increased significantly during 2008 due to our expansion of that facility which opened in December 2007, and general growth in the Macau market. We also disclosed that our casino revenue in Las Vegas decreased as a result of economic conditions. Our revenues at Wynn Macau are subject to a 39% gross win tax whereas our Las Vegas revenues are subject to a 6.75% gross win tax. As a result, our expense ratio is higher in Macau than it is Las Vegas and Macau accounted for a greater percentage of total casino revenue in 2008. This caused casino expenses as a percent of casino revenues to increase when comparing the results for the year ended December 31, 2008 to the year ended December 31, 2007.

During 2008 and 2007, Wynn Las Vegas had 2,716 rooms and Wynn Macau had 600 rooms. On December 22, 2008, we opened Encore at Wynn Las Vegas (Encore). Encore has 2,034 rooms. The addition of Encore for 10 days during the year ended December 31, 2008 had an immaterial impact on our room expenses for the year ended December 31, 2008. Room expenses decreased for the year ended December 31, 2008, compared to the year ended December 31, 2007, as a result of reduced occupancy we experienced at Wynn Las Vegas due to the current economic environment. Please refer to the room revenue discussion where we disclose reduced occupancy during 2008, most significantly during the fourth quarter.

Food and beverage expense decreased $5.3 million during the year ended December 31, 2008, compared to the year ended December 31, 2007, while food and beverage revenues increased $4.7 million. During 2008, we provided more complimentary food and beverage service to our casino guests compared to 2007. As disclosed in Note 2, Summary of Significant Accounting Policies, the retail value of food and beverage furnished to guests without charge is included in gross food and beverage revenues and then is deducted as promotional allowances in our Consolidated Statements of Income. In accordance with industry practice, the estimated cost of providing such complimentary food and beverage is charged to the department that benefits from the issuance of the complimentary service, which is primarily the casino department. This results in the decrease in food and beverage expense while gross food and beverage revenues increased.

Depreciation and Amortization, page 41

5.	Please explain to us whether you have revised the estimated lives of the certain hotel room furniture, fixtures and equipment at Wynn Las Vegas that were shortened due to planned room renovations for which such renovations have been postponed. If revised, tell us the effect of such revision on depreciation and amortization expense and, to the extent material, disclose such effect in your next Form 10-Q. If the estimated lives ere not revised, explain to us the basis for not doing so.

In March 2008, the Company determined that it would remodel the hotel rooms at Wynn Las Vegas approximately one year earlier than we had originally estimated. The original estimated lives of the hotel room furniture, fixtures and equipment were an average of 6 years. Concurrent with the March 2008 decision to remodel the rooms, we revised the estimated lives to an average of 5 years. Prior to beginning this remodel, the economic conditions in Las Vegas changed significantly and management made the decision to postpone this project. The change in the estimated lives of the hotel room furniture, fixtures and equipment resulted in an increase in depreciation and amortization of approximately $5.7 million for the year ended December 31, 2008, compared to the year ended December 31, 2007. As soon as economic conditions improve, the Company plans to proceed with this project. Since the five years would give us until 2010, we did not revise the estimated lives back to the original estimate.

Liquidity and Capital Resources, page 47

Cash Flow from Operations, page 47

6.	Please disclose in terms of cash the reasons and associated underlying drivers contributing to the material variances in cash flows from operations. Note that references solely to changes in line items in the statements of cash flows may not provide a sufficient basis for a reader to analyze the impact in terms of cash. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www/sec.gov/rules/interp/33-8350.htm for guidance. Provide us with your intended disclosure.

The $136 million decrease in cash provided by operations for the year ended December 31, 2008, compared to the year ended December 31, 2007 was primarily due to 1) approximately $60 million of the pre-opening costs related to the opening of Encore at Wynn Las Vegas, 2) a $25 million decrease in interest income received due to lower average interest rates, 3) a $22 million decrease in operating margins due to the economic environment, and 4) a $11 million increase in cash paid for interest as a result of our increased debt balances. These decreases along with other working capital expenditures primarily associated with the opening of Encore contributed to lower operating cash flows in 2008 as compared to 2007.

We will expand our disclosure to explain fluctuations in operating cash flow in future filings.

Financing Activities, page 48

Wynn Las Vegas and Encore at Wynn Las Vegas, page 49

7.	We note from our disclosure in note 7 of the notes to the consolidated financial statements that you are required to make mandatory repayments of indebtedness under the Wynn Las Vegas Credit Facilities from specified percentages of excess cash flow. To aid investors’ understanding of demands on your liquidity and capital resources, please discuss in more detail the basis upon which such payments may be made. Also, give an indication as to the amount or range of amounts of prepayments that you expect will be required in the next annual period based on your current expectation of future cash flows, or indicate that such amount is not reasonably estimable. To the extent that amounts are estimable, reflect such in the table for “Contractual Obligation and Commitments.”

The Wynn Las Vegas Credit Agreement (the “Credit Agreement”) contains a requirement that the company must make mandatory repayments of indebtedness from specified percentages of excess cash flow beginning after the opening of Encore. As disclosed, Encore opened on December 22, 2008. If our Wynn Las Vegas subsidiary meets a Consolidated Leverage Ratio, as defined in the Credit Agreement, of greater than 3.5 : 1 such repayment is defined as 50% of Excess Cash Flow, as defined in the Credit Agreement. If the Consolidated Leverage Ratio is less than 3.5 : 1 then no repayment is required. Based on the current economic conditions in which we are operating, we do not believe that Wynn Las Vegas will meet the requirement for mandatory repayment pursuant to this provision of the Credit Agreement during the year ending December 31, 2009, and therefore we do not expect to make any mandatory repayments pursuant to this requirement during 2009. Accordingly, we did not disclose the requirement in our discussion of liquidity and capital resources as it relates to the year ending December 31, 2009.

In future filings we will disclose in our discussion of liquidity and capital resources whether or not we believe amounts will be payable pursuant to this requirement during the next twelve months.

Critical Accounting Policies and Estimates, page 52

8.	The disclosure here should provide greater insight into the quality, sensitivity and variability regarding all key assumptions, judgments, uncertainties and estimates that have or that you expect may materially affect financial condition and operating performance. Refer to Section V of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance. In particular, your disclosure here should expand upon the highly subjective assumptions used in estimating the fair value of stock options in determining the amount of share based compensation, the changes in which could materially affect the estimated fair value, as indicated in note 15 to the notes to the financial statements, the basis for the reasonableness of the amount of the allowance for doubtful accounts for accounts receivable in the view of the current economic conditions you cite, and the factors that affect amounts reported in the financial statements in regard to your interest rate swaps, particularly those involved in determining the fair value of such. For example, with respect to the “expected stock price volatility” assumption used in estimating fair value, we note that the market price of your common stock has significantly varied from approximately a high of $176 and a low of $28 in the last two fiscal years from market information furnished in Item 5 (page 33). In this regard, your disclosure may describe the reasons on how this material assumption is subject to change and may analyze the specific sensitivity to change for this critical assumption based on other outcomes (e.g. a 10% change in volatility assumption factor) in your estimated fair value. Please revise your disclosure as appropriate.

In future filings we will include the following in our Critical Accounting Policies and Estimates section of Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Within the Share-Based Compensation section:

The expected volatility and expected term assumptions can significantly impact the fair value of stock options. We believe that the valuation techniques and the approach utilized to develop our assumptions are appropriate in calculating the fair value of the options we grant. We estimate the expected stock price volatility using a combination of implied and historical factors related to our stock price in accordance with SFAS 123R. As our stock price fluctuates this estimate will change. For example, a 10% change in the volatility assumption for 2008 would have resulted in an approximate $3 million change in fair value. Expected term represents the estimated average time between the option’s grant date and its exercise date. Because of our limited trading history as a public company we have elected to use the simplified method prescribed by SAB No. 110, for companies with a limited trading history to estimate the expected term. Once we have sufficient trading history, we will estimate the expected term using historical experience for options that have been granted to employees within our stock option plan. A 10% change in the expected term assumption for 2008 would have resulted in an approximate $1 million to $2 million change in fair value. These assumed changes in fair value would have been recognized over the vesting schedule of such awards.

Within the Allowance for Estimated Doubtful Accounts Receivable section:

In determining our allowance for estimated doubtful accounts receivable, we apply industry standard reserve percentages to aged account balances and we specifically analyze the collectability of each account with a balance over a specified dollar amount, based upon the age, the customer’s financial condition, collection history and any other known information. The standard reserve percentages applied are based on our historical experience and take into consideration current industry and economic conditions. In the third quarter of 2008, we increased our estimated reserves in light of the current economic conditions.

At December 31, 2008, a 100 basis-point change in the allowance for doubtful accounts as a percentage of casino accounts receivable would change the provision for doubtful accounts by approximately $2 million.

Within the Derivative Financial Instruments section:

The Company measures the fair value of its interest rate swaps on a recurring basis pursuant to SFAS No. 157. SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The Company categorizes these swap contracts as Level 2. The fair value approximates the amount we would receive (pay) if these contracts were settled at the respective valuation dates. Fair value is estimated based upon current, and predictions of future, interest rate levels along a yield curve, the remaining duration of the instruments and other market conditions, and therefore, is subject to significant estimation and a high degree of variability of fluctuation between periods. We adjust this amount by applying a non-performance valuation, considering the creditworthiness of the Company or its counterparties at each settlement date.

Consolidated Statements of Income, page 65

9.	Reference is made to “Equity in income from unconsolidated affiliates,” a line item within operating income. In the note 2 (page 68), you disclose that this item relates to your 50% owned ventures operating the Ferrari and Maserati automobile dealership and the Brioni men’s retail clothing store. There is a presumption in Rule 5-03(b)(13) that this item is presented after pre-tax net income and minority interest. However, there may be circumstances where this item may be presented in a different position. For example, if the equity method investment is in a venture related to one’s ongoing major or central operating activities, a different position can be justified in this manner. As we do not believe that these unconsolidated affiliated investments are similar to your ongoing major or central activities in operating casino hotel resort properties, the amount of equity income (loss) of these unconsolidated affiliates do not appear approximately classified within operating income. However, we would not object to the classification and presentation of this item within “Other income (expense)” on your Consolidated Statements of Income. Please advise and revise accordingly.

Our casino resorts have been designed and built to provide a premium guest experience. Our properties are full-service luxury resorts. In recognition of this, our Wynn Las Vegas resort has been awarded both the Mobil five-star and AAA five-diamond distinctions. We offer luxurious surroundings, distinctive entertainment and superior amenities, including hotel, fine dining and premium retail offerings to our customers. These premium retail offerings include high-end retail such as the Brioni mens’ clothing store and the Ferrari/Maserati automobile dealership. Because these two equity investments are part of our ongoing major operations, we believe that it is correct to present the amount of equity income (loss) of these unconsolidated affiliates as a part of operating income in our Consolidated Statements of Income.

Notes to Consolidated Financial Statements, page 68

Note 2. Summary of Significant Accounting Policies, page 68

10.	Reference is made to your consolidated balance sheet where the amount of “Customer deposits and other liabilities” is a material amount of your total current liabilities. As such, please expand your notes to disclose the nature, amount and related accounting policy for each material component included in this balance sheet caption. In this regard, we also suggest a table that discloses the material items and other items that reconcile to the amount on your consolidated balance sheet, with at least separate disclosure of all items in excess of 5 percent of total current liabilities as required by Rule 5-02(20) of Regulation S-X. Please revise accordingly.

“Customer deposits and other liabilities” in our Consolidated Balance Sheets represent deposits provided by our customers. These deposits include gaming, hotel and advance show ticket deposits. This caption in our Consolidated Balance Sheets is provided in order to comply with Rule 5-02(20) of Regulation S-X as the total of our customer deposits is greater than 5% of our total current liabilities. In our Annual Report on Form 10-K for 2009, we will provide a further breakout of the significant components of these deposits in a note to the consolidated financial statements reflecting the dollar amount for each.

11.	In the Significant Judgmental Accrual section of your Critical Accounting Policies and Estimates (page 55), we note that the customer loyalty program accrual is an estimate that requires significant assumptions and judgment. However, we note no accounting policy in the notes to the financial statements that addresses this accrual. Please tell us and expand your notes to discuss the nature of these programs and how you account for points when earned in these loyalty programs that are ultimately redeemable for cash rebates, complimentary services and/or credit for further play. Your accounting policy should describe your material assumptions and how you determine the adequacy of your estimates in this accrual at each balance sheet date. Please revise accordingly.

Our customer loyalty program referred to in our Critical Accounting Policies relates to a slot club program whereby customers may earn points based on their level of play that may be redeemed for cash to be replayed in the slot machine. In accordance with our accounting policy, we accrue a liability based on the points earned times the redemption value, less an estimate for breakage, and record a related reduction in casino revenue. Expired points result in a reduction of the liability. This accounting policy has not been disclosed in the notes to our consolidated financial statements as the related liability is not material to our financial statements. The liability has historically been approximately $3 million at quarter and year end reporting dates.

12.	If your slot machines contain base jackpots that increase at a progressive rate based on the number of plays, please tell us and disclose an accounting policy for this accrued liability. Please refer to paragraphs 2.09-2.10 of the AICPA Audit and Accounting Guide for Casino and revise accordingly.

Some of our slot machines contain base jackpots that increase at a progressive rate based on the number of plays. In accordance with our accounting policy, we accrue a liability over the time period in which the incremental progressive jackpot amount is generated and record a related reduction in casino revenues. This accounting policy has not been disclosed in the notes to our consolidated financial statements as the related liability is not material to our financial statements. This liability has historically been approximately $1 million at quarter and year end reporting dates.

13.	We note that you are subject to gaming taxes as a percentage of gross gaming revenues. Please tell us and disclose the amounts of gaming (and other taxes), the accounting policy in presenting the taxes and where in the respective consolidated financial statements you classify these amounts. Please refer to the guidance in EITF Issue No. 06-03 and revise accordingly.

We do not believe EITF Issue No. 06-03 applies to the gaming taxes we incur as a percentage of our gaming revenues, based in part upon paragraph 3 of that EITF that in part states “the scope of this Issue excludes tax schemes that are based on gross receipts and taxes that are imposed during the inventory procurement process.” We are subject to gaming taxes as a percentage of gaming revenue in the jurisdictions in which we operate. These gaming taxes are an assessment on our gaming revenues and are recorded as an expense in the Casino line item in our Consolidated Statements of Income. These taxes are not collected by us from our customers to be remitted to the governments in which we operate, but are paid based on the gaming revenue we earn in conducting our business. EITF Issue No. 06-03 “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” provides guidance when taxes, such as sales tax and excise tax are collected from the customer and then are remitted to a governmental entity.

Recently Issued Accounting Standards, page 73

14.	Pursuant to paragraph 36.a of FAS 157, as amended by paragraph 11 of FSP FAS 157-2, delayed application of FAS 157 to fiscal years beginning after November 15, 2008 is permitted for nonfinancial assets and nonfinancial liabilities, “except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).” You disclose that this FSP defers the effective date of FAS 157 for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the entity’s financial statements on a recurring basis. Please represent to us and clarify your disclosure in your next Form 10-Q to the extent necessary that you have applied FAS 157 to all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value on a recurring basis existing during your fiscal 2008. If this is not the case, please identify and quantify, based on amounts at which reported on December 31, 2008, for us the recurring nonfinancial assets and nonfinancial liabilities for which you have not applied FAS 157, and give us your reasoning why you did not apply FAS 157 to these items. Additionally, in your next Form 10-Q and thereafter until FAS 157 has been applied to all assets and liabilities within its scope, disclose each major category of assets and liabilities that are recognized or disclosed at fair value for which, in accordance with the FSP, you have not applied the provisions of FAS 157. Provide us with a copy of your intended disclosures.

We currently do not have, nor did we have at December 31, 2008, any nonfinancial assets or liabilities that are, or were, recognized or disclosed at fair value on a recurring basis, and thus, we confirm to you that we have appropriately applied Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” to all financial and nonfinancial assets and liabilities required to be measure on a recurring basis. We will clarify this disclosure in our next quarterly report on Form 10-Q as requested by the Staff.

Note 15. Benefit Plans, page 88

Stock Options, page 88

15.	Please represent to us whether it is true that the aggregate intrinsic value is the same for options outstanding and exercisable as shown in the table for the summary of option activity presented on page 89 despite that the number options attributed to each significantly differ. If true, explain to us the basis for the aggregate intrinsic value amount for each.

It is true that the aggregate intrinsic value is the same for options outstanding and options exercisable as shown in the table for the summary of option activity presented on page 89. The only options with intrinsic value at December 31, 2008 were exercisable options. All unexercisable options outstanding were “out of the money” (i.e. had an exercise price greater than the market value of the Company’s stock) at December 31, 2008, and therefore had zero intrinsic value. Accordingly, the aggregate intrinsic values are the same for both exercisable and total outstanding options as of December 31, 2008.

16.	Please disclose information in regard to options expected to vest and fully vested options (to the extent different from options exercisable) pursuant to paragraph A240d of FAS 123R.

The information requested regarding options fully vested and expected to vest pursuant to paragraph A240d of FAS 123R, as of December 31, 2008 is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Fully vested and expected to vest	2,574,567	$64.92	7.05	$9,562,878

The Company will disclose this information in our 2009 Annual Report on Form 10-K.

Note 17. Income Taxes, page 91

17.	Please explain to us and disclose the basis for the valuation allowance against U.S. deferred income tax assets and the amount thereof.

On page 92, the Company reported a valuation allowance of $632.5 million for U.S. deferred tax assets as December 31, 2008, which includes U.S. foreign tax credits expected to expire unutilized after the 10-year carryforward period ($627.4 million), stock-based compensation that may be nondeductible if the recipient is a named executive officer at the vesting date ($1.3 million) and syndication costs incurred by a predecessor entity ($3.8 million).

In subsequent filings the Company will disclose the material components of its valuation allowance similar to the preceding sentence.

18.	Please explain to us and disclose the basis for the amount of the foreign tax credits utilized. That is, tell us and disclose the type and amount of foreign taxes incurred that are eligible for credit against U.S. income taxes.

The Company’s study and evaluation of the taxes, levies and obligations assessed on the operations of Wynn Macau under Macau law and its Macau Gaming Concession concluded that the Macau Special Gaming Tax more likely than not qualified as a tax paid in lieu of an income tax under Internal Revenue Code section 903 and thus could be considered an income tax allowable as a foreign tax credit as provided in Internal Revenue Code section 901.

In subsequent filings the Company will disclose that a substantial portion of its foreign tax credits are generated as the result of its payment of the Macau Special Gaming Tax.

As of December 31, 2008, the Company had incurred Special Gaming Tax since commencing operations at Wynn Macau in 2006 of $1.48 billion and had paid Complementary Tax on non-gaming income of $78.9 million. In connection with the 2008 fourth quarter repatriation of Macau earnings, the Company determined that $1.35 billion of these taxes could be treated as foreign income taxes in 2008 under U.S. income tax principles. The Company utilized $650.6 million of these credits and established a valuation allowance of $627.4 million for amounts expected to remain unutilized at the end of the 10-year carryforward period. On page 94, the Company disclosed that $650.6 million of these taxes were used in 2008 and $71.0 million was estimated to be used during the 10-year foreign tax credit carryover period.

In subsequent filings the Company will disclose the total foreign tax credits and the year(s) that the foreign tax credit carryover expires; the amount repatriated ($1.35 billion); the amount used in the current year ($650.6 million); and the amount of the valuation allowance for credits expected to expire ($627.4 million) and the amount expected to be used in the future ($71.0 million).

19.	Please explain to us and disclose the amount of Macau earnings repatriated and the reason why such were repatriated in 2008, especially in view that such had been previously considered to be permanently reinvested.

During the fourth quarter of 2008, the Company repatriated $1.071 billion in earnings from Wynn Macau. The earnings were repatriated to fund the repurchase of $625 million in principal of its term loan facility as described in Footnote 7 on page 78, to provide funding for future discounted debt repurchases if deemed advantageous to the Company, to provide funding for the completion of Encore at Wynn Las Vegas and to provide liquidity due to uncertainty about the availability of future credit.

In the Management’s Discussion and Analysis and Financial Results sections of the Form 10-Q for the quarter ended June 30, 2008 the Company disclosed that it had increased it deferred tax provision for the portion of earnings it no longer considered permanently invested. In the same sections of the September 30, 2008 Form 10-Q, the Company disclosed that it had recorded a deferred tax provision for all foreign earnings.

In subsequent filings, the Company will disclose the amount of the repatriation and the reasons therefore.

Acknowledgement

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will be pleased to discuss further any of the responses noted in this letter.

Sincerely,

/s/ Matt Maddox

Matt Maddox

Chief Financial Officer and Treasurer